UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No._7_)

Response Genetics, Inc.

(Name of Issuer)

Common Stock, .01 Par Value
(Title of Class of Securities)

761230105
(CUSIP Number)

with a copy to:
Austin W. Marxe                                                                                       Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600                                                                   Lowenstein Sandler PC
New York, New York 10022                                                                              65 Livingston Avenue
                          Roseland, N.J. 07068
                            (973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

S5313/1
09/17/10 1278889.03

Cusip No. 761230105
1.           Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

Austin W. Marxe and David M. Greenhouse

2.           Check the Appropriate Box if a Member of a Group (See Instructions):
(a)           [    ]                                 Not Applicable
(b)           [    ]

3.           SEC Use Only

4.           Source of Funds (See Instructions):  00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.           Citizenship or Place of Organization:                                                United States

Number of                 7.Sole Voting Power: 0*
Shares Beneficially       8.Shared Voting Power:  3,350,174*
Owned by Each
Reporting Person with     9.Sole Dispositive Power: 0*
                          10.Shared Dispositive Power: 3,350,174*

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:  3,350,174 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):	Not Applicable

13.           Percent of Class Represented by Amount in Row (11):  18.3% *

14.           Type of Reporting Person (See Instructions):       IA, IN

* This is a joint filing by Austin W. Marxe (“Marxe”) and David M. Greenhouse (“Greenhouse”).  Marxe and Greenhouse share sole voting and investment power over 1,158,651 shares of Common Stock owned by Special Situations Cayman Fund, L.P., 1,065,351 shares of Common Stock owned by Special Situations Fund III QP, L.P., and 1,126,172 shares of Common Stock owned by Special Situations Life Sciences Fund, L.P.  See Items 2 and 5 of this Schedule 13D, as amended, for additional information.

Item 1.                      Security and Issuer.
This schedule relates to the common stock of Response Genetics, Inc. (the “Issuer”).  The Issuer’s principal executive officers are located at 1640 Marengo Street, Los Angeles, CA 90033.

Item 2.                      Identity and Background.
The persons filing this report are Austin W. Marxe (“Marxe”) and David M. Greenhouse (“Greenhouse”), who are the controlling principals of AWM Investment Company, Inc. (“AWM”), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (“Cayman”).  AWM serves as the general partner of MGP Advisers Limited Partnership (“MGP”), the general partner of Special Situations Fund III QP, L.P. (“SSFQP”).  Marxe and Greenhouse are also members of LS Advisers, L.L.C. (“LS”), the general partner of Special Situations Life Sciences Fund, L.P. (“SSLS”).  AWM also serves as the investment adviser to SSFQP and SSLS.  (SSFQP, Cayman, and SSLS will hereafter be referred to as, the “Funds”).

The principal office and business address of the Reporting Persons is 527 Madison Avenue, Suite 2600, New York, NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.
Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.                      Purpose of Transaction.

Item 4 of the schedule is amended by adding at the end thereof the following:

On September 16, 2010, the Issuer, AWM, LS, MGP and the Funds (collectively, “SSF”) entered into a Settlement Agreement (the “Agreement”).  Under the terms of the Agreement, SSF agreed, among other things, to terminate its proxy solicitation and to vote for a revised slate of nominees which will include two outside directors previously nominated by SSF.  Pursuant to the terms of the Agreement, the Issuer will expand the size of its board of directors (the “Board”) to nine effective at the 2010 annual meeting (the “2010 Meeting”) and will nominate Kathleen Danenberg, Kirk C. Calhoun, Gary D. Nusbaum, Michael Serruya, David Smith, Jan Fagerberg, M.D., Ph.D., Michael Metzger, Richard van den Broek and David M. Wurzer for election at the 2010 Meeting.  Messrs. van den Broek and Wurzer (the “SSF Designees”) were previously nominated by SSF for election at the 2010 Meeting.

In the Agreement, the Issuer agreed to postpone the 2010 Meeting in order to implement the terms of the Agreement and to set a new record date and meeting date for the 2010 Meeting shortly.  In addition, SSF agreed to dismiss with prejudice its action against the Issuer currently pending in the Delaware Chancery Court.

Under the terms of the Agreement, SSF agreed, among other things, to vote the shares of common stock held or controlled by it in favor of the revised slate of nominees at the 2010 Meeting.  In addition, SSF agreed not to engage in certain specified restricted activities, including, among other things, participating in any solicitation of proxies, seeking to advise or influence other stockholders with respect to the voting of the Issuer’s common stock or attempting to seek control of or influence the management, Board or policies or affairs of the Issuer, subject to certain exceptions (the “Standstill Provisions”).  The Standstill Provisions will continue in effect until the completion of the Issuer’s 2011 annual meeting (the “2011 Meeting”), unless prior thereto the Issuer provides timely written notice to SSF (a “Determination Notice”) that it does not intend to nominate the SSF Designees (or acceptable replacement nominees) for election as directors at the 2011 Meeting (such period, the “Standstill Period”).  In the event that SSF engages in any restricted activity specified in the Agreement during the Standstill Period, the SSF Designees will be deemed to have resigned immediately from the Board.

Unless the Issuer provides a timely Determination Notice, the Issuer will be required to nominate the SSF Designees (or acceptable replacement nominees) for election at the 2011 Meeting and so long as the Issuer has complied with the obligation to nominate the SSF Designees (or acceptable replacement nominees) SSF will be required to vote the shares of Issuer common stock it owns or controls in favor of the election of the Issuer’s director nominees at the 2011 Meeting.

In the event that, during the Standstill Period, any vacancy occurs in a Board seat held by an SSF Designee, SSF has the right to designate a replacement acceptable to the nominating committee of the Board (the “Nominating Committee”), with such acceptance either being in the sole discretion of the Nominating Committee or reasonably acceptable to the Nominating Committee, depending on the circumstances under which the vacancy occurs.  The parties have agreed that Robert J. Majteles and Dr. David Sable would be acceptable replacements.

The Agreement also contains, among other things, provisions regarding the right of the SSF Designees to receive compensation and other arrangements on the same basis as other non-employee members of the Board, providing certain Board observation rights to the SSF Designees in advance of the 2010 Meeting, prohibiting an increase in the size of the Board during the Standstill Period and obligating the Board to consider of the Issuer’s policy on change of control provisions in existing and future employment and compensatory agreements and plans.  In the Agreement the parties also exchanged mutual releases and agreed to certain customary non-disparagement and related covenants.

The Agreement is filed as Exhibit 2 to this schedule and is incorporated herein by reference.  The description of the Agreement provided above is a summary only, is not intended to be complete and is qualified in its entirety by reference to the Agreement.

Item 5.                      Interest in Securities of the Issuer.

Cayman owns 1,158,651 shares of common stock or 6.3% of the shares outstanding.  SSFQP owns 1,065,351 shares of common stock or 5.8% of the shares outstanding.  SSLS owns 1,126,172 shares of common stock or 6.2% of the shares outstanding.  Marxe and Greenhouse share the power to vote and direct the disposition of all shares of common stock owned by each of the Funds.  Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 3,350,174 shares of common stock or 18.3% of the outstanding shares.

There were no transactions during the sixty days preceding the date of the event that requires the filing of this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 above.

Item 7.                      Material to be Filed as Exhibits.

Exhibit 1.                                           Joint Filing Agreement.
Exhibit 2.                                           Settlement Agreement, dated September 16, 2010, amongthe Issuer, AWM, LS, MGP and the Funds.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2010

/s/_Austin W. Marxe
Austin W. Marxe

/s/_David M. Greenhouse
David M. Greenhouse

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

--

EXHIBIT 1

JOINT FILING AGREEMENT

Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13D amendment number 7, to which this agreement is attached is filed on behalf of each of them.

/s/_Austin W. Marxe
Austin W. Marxe

/s/_David M. Greenhouse
David M. Greenhouse

                                                                                                                                                            EXHIBIT 2

SETTLEMENT AGREEMENT

 This SETTLEMENT AGREEMENT (the “Agreement”) is made and entered into as of September 16, 2010, by and among Response Genetics, Inc, a Delaware corporation (“RGI”), and, AWM Investment Company, Inc., a Delaware corporation (“AWM”), L.S. Advisers, LLC, a Delaware limited liability company (“LS”), MGP Advisers Limited Partnership, a Delaware limited partnership (“MGP”), Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership (“Cayman”), Special Situations Fund III QP, L.P., a Delaware limited partnership (“Fund III”), and Special Situations Life Sciences Fund, L.P.,  a Delaware limited partnership (“Life Sciences” and, together with, AWM, LS, MGP, Cayman and Fund III, the “SSF Parties”).

RECITALS

 WHEREAS, on March 15, 2010, Cayman, Fund III and Life Sciences gave notice (the “Nomination Notice”) to RGI in accordance with Article I, Section 6(C) of RGI’s restated bylaws (the “Bylaws”) of their intention to nominate director candidates (the “SSF Nominees”) at RGI’s 2010 annual meeting of stockholders (the “2010 Annual Meeting”); and

 WHEREAS, the SSF Parties are participants in a solicitation of proxies in favor of the election at the 2010 Annual Meeting of the SSF Nominees (the “Proxy Contest”); and

WHEREAS, in connection with the Proxy Contest, among other things, the SSF Parties filed with the SEC a definitive proxy statement, dated August 16, 2010 (the “SSF Proxy Statement”); and

 WHEREAS, subject to the terms hereof, RGI is willing to reconstitute its slate of nominees to its board of directors (the “Board”) to include certain individuals jointly selected with the SSF Parties; and

 WHEREAS, subject to the terms hereof, Cayman, Fund III and Life Sciences are willing to withdraw and rescind the Nomination Notice and the SSF Parties are willing to terminate the Proxy Contest;

 NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

AGREEMENTS

Section 1.1.  Certain Definitions.  For purposes of this Agreement, the following terms shall have the following meanings:

 “2011 Annual Meeting” shall mean the annual meeting of RGI’s stockholders to be held in 2011, or any special meeting of stockholders held prior to or in lieu thereof at which directors are to be elected to the Board.

 “Affiliate” shall mean (a) with respect to any Person (including any of the SSF Parties), any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person and (b) with respect to any of the SSF Parties, any officers, directors or members of any of the SSF Parties.

“Common Stock” shall mean the common stock, par value $.01 per share, of RGI (together with any securities into which such common stock may hereafter be reclassified, whether by merger, charter amendment or otherwise).

“Determination Notice” shall have the meaning given thereto in Section 1.3 of this Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

 “Governmental or Regulatory Authority” shall mean any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision, or any stock exchange or market in which the Common Stock is listed for trading or traded.

“Management Proposal” shall mean a proposal presented by the Board for consideration at an annual meeting of RGI’s stockholders that is anything other than for the election of directors or ratification of the appointment of RGI’s independent auditors.  For the avoidance of doubt, a Management Proposal shall include, without limitation, any proposal for an amendment, modification or restatement of RGI’s certificate of incorporation or the Bylaws.

 “Nominating Committee” shall mean the Nominating and Governance Committee of the Board.

“Person” shall mean any individual, corporation, limited liability company, partnership, trust, other entity or group (within the meaning of Section 13(d)(3) of the Exchange Act.

“Replacement Director” shall have the meaning given thereto in Section 1.2(f) of this Agreement.

“Resignation Date” shall mean the first date on which (i) any of the SSF Parties or any other member of the SSF Group shall engage in, or publicly announce an intention to engage in, any Restricted Activity with respect to the election of directors at a Subsequent Annual Meeting or (ii) the SSF Parties and their Affiliates own less than 1,500,000 of the outstanding shares of Common Stock (appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of the Common Stock occurring after the date hereof).

 “Restricted Activity” shall mean (i) soliciting proxies or consents for the voting of any shares of Common Stock or otherwise becoming a “participant,” directly or indirectly, in any “solicitation” of “proxies” or consents to vote, or becoming a “participant” in any “election contest” involving RGI (all terms used herein and defined in Regulation 14A under the Exchange Act having the meanings assigned to them therein), (ii) seeking to advise or influence any person with respect to the voting of any shares of Common Stock in a manner other than as recommended by the Board, (iii) initiating, proposing or otherwise “soliciting” RGI stockholders for the approval of stockholder proposals, (iv) otherwise communicating with RGI’s stockholders or others pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act, (v) otherwise engaging in any course of conduct with the purpose of causing any other stockholder of RGI to vote contrary to the recommendation of the Board on any matter presented to RGI’s stockholders for their vote or (vi) otherwise acting, directly or indirectly, alone or in concert with others, to seek to control or influence the management, the Board, or the policies or affairs of RGI, other than through a New Director or Replacement Director (as defined below) solely in his or her capacity as a member of the Board.  Notwithstanding the foregoing, the activities specified in any of the foregoing clauses (ii) through (vi) inclusive shall not be deemed to be a Restricted Activity with respect to any Management Proposal.

“SEC” shall mean the United States Securities and Exchange Commission.

 “SSF Group” shall mean (a) the SSF Parties; (b) any and all Affiliates of any SSF Party, (c) any Person as to which beneficial ownership of Common Stock, directly or indirectly, is controlled or shared by a SSF Party; and (d) any managing members (or Persons serving in equivalent capacities) or other controlling person of any Person described in clauses (a) or (b) above.

 “Standstill Termination Date” shall mean the earlier of (i) the date on which the Nominating Committee delivers a Determination Notice to the SSF Parties and (ii) completion of the 2011 Annual Meeting.

 Section 1.2.  The 2010 Annual Meeting.

(a)           Cayman, Fund III and Life Sciences hereby withdraw and rescind the Nomination Notice and agree not to nominate any of the SSF Nominees for election at the 2010 Annual Meeting.

(b)           At the 2010 Annual Meeting, RGI shall nominate nine individuals (the “2010 Nominees”), two of whom shall be Richard van den Broek and David M. Wurzer (the “New Directors”), and seven (7) of whom shall be Kirk C. Calhoun, Kathleen Danenberg, Dr. Jan Fagerberg, Michael Metzger, Gary D. Nusbaum, Michael Serruya and David Smith to serve as directors until their successors are duly elected and qualified.  RGI shall use its reasonable best efforts to cause the election of the 2010 Nominees at the 2010 Annual Meeting, including, without limitation, recommending that RGI’s stockholders vote in favor of the election of the 2010 Nominees at the 2010 Annual Meeting and voting the shares of Common Stock represented by all proxies granted by stockholders in connection with the solicitation of proxies for the 2010 Annual Meeting in favor of the 2010 Nominees, except to the extent any such proxies specifically withhold authority to vote with respect to any of the 2010 Nominees.  RGI shall not, and shall use all commercially reasonable efforts to cause its officers not to, take any position, make any statements or take any action inconsistent with such recommendation.

(c)           No later than five (5) business days following the execution and delivery of this Agreement, the Board shall increase its size to nine (9) directors effective from and after the 2010 Annual Meeting and shall set a new record date and meeting date for the 2010 Annual Meeting, which meeting date shall be as prompt as reasonably practicable.  The SSF Parties agree that, as promptly as reasonably practical following delivery thereof, the SSF Parties shall use their reasonable efforts to submit or cause the New Directors (and/or any Replacement Director, as the case may be) to return to RGI its standard directors’ and officers’ questionnaire delivered to the New Directors (and/or Replacement Director, as the case may be) for the purpose of eliciting the information required to be included in the proxy statement for the 2010 Annual Meeting naming the 2010 Nominees (which questionnaire shall contain RGI’s standard consent to serve as a director).  Subject to the immediately preceding sentence, RGI shall prepare and file with the Securities and Exchange Commission a new proxy statement and proxy card for the 2010 Annual Meeting that shall include the 2010 Nominees.

 (d)           A reasonable time prior to the filing thereof, RGI shall provide to the SSF Parties a draft of the Form 8-K to be filed with respect to this Agreement, as well as the draft proxy statement for the 2010 Annual Meeting.  The RGI Parties shall consider in good faith any comments of the SSF Parties and their counsel with respect to such documents.

(e)           A reasonable time prior to the filing thereof, the SSF Parties shall provide to RGI a draft of the amendment to Schedule 13D to be filed with respect to this Agreement.  The SSF Parties shall consider in good faith any comments of RGI and their counsel with respect to such amendment.

 (f)           If at any time on or before the earlier of (i) the Resignation Date and (ii) the conclusion of the 2011 Annual Meeting, there shall occur a vacancy in the Board seat held by a New Director (or by any Replacement Director appointed pursuant to this Section 1.2(f)), for any reason, then, unless the SSF Parties do not wish to fill such vacancy, RGI shall take all necessary action to promptly fill such vacancy with an individual (a “Replacement Director”) proposed in writing by the SSF Parties who is (x) in the case of a vacancy resulting from a voluntary resignation, acceptable to the Nominating Committee in its sole discretion or (y) in the case of a vacancy resulting from any other circumstance, reasonably acceptable to the Nominating Committee; provided that in the cases of clauses (x) and (y) above, Robert J. Matjeles and Dr. David Sable shall be deemed acceptable to the Nominating Committee as a Replacement Director.  In connection with the appointment or election of a Replacement Director, the SSF Parties shall promptly submit to RGI the name of the proposed Replacement Director, together with such information reasonably requested by the Nominating Committee in order to make a determination if such individual is acceptable or reasonably acceptable, as the case may be, to the Nominating Committee, as well as such individual’s agreement to meet with RGI’s Nominating Committee at its request.  In the event that the Nominating Committee reasonably determines in good faith that any Replacement Director is not acceptable or reasonably acceptable to it, as the case may be, the SSF Parties shall promptly propose in writing, and the Nominating Committee shall promptly consider, another Replacement Director to be appointed in accordance with the provisions of this Section 1.2(f).

(g)           RGI agrees that each of the New Directors (or any Replacement Director, as the case may be) shall receive (i) the benefits of director and officer insurance, and any indemnity, expense advancement and exculpation agreements or other arrangements available to other directors on the Board and (ii) receive compensation for his or her service as a director equal to the compensation received by other directors on the Board.

(h)           As a condition precedent to any obligation of RGI to nominate for election or reelection or to appoint any New Director or Replacement Director to the Board in accordance with the terms of this Agreement, RGI shall have received from any such New Director or Replacement Director a written acknowledgement and agreement, reasonably satisfactory in form and substance to RGI, solely to the effect that such New Director or Replacement Director understands and agrees that the Board, in the exercise of its fiduciary duties, may cause such New Director or Replacement Director to be recused, and such New Director or Replacement Director shall recuse himself or herself, from any Board or Board committee meeting or portion thereof at which any of the following matters (each, a “Recusal Matter”) is to be discussed or acted upon: (i) any matter on which a director is required to recuse himself or herself pursuant to any “conflict of interest” policy of RGI that is applicable to directors generally, (ii) the ownership of capital stock of RGI by any member of the SSF Group, (iii) the exercise of any of RGI’s rights or enforcement of any of the obligations under this Agreement, or (iv) any transaction with any member of the SSF Group; provided that such recusal policies shall be applied equally to all directors on the Board in similar circumstances.

(i)           As a condition precedent to any obligation of RGI to nominate for election or reelection or to appoint any New Director or Replacement Director to the Board in accordance with the terms of this Agreement, RGI shall have received from any such New Director or Replacement Director a written acknowledgement and agreement, reasonably satisfactory in form and substance to RGI, that such New Director or Replacement Director agrees to serve as a director of RGI, subject to and in accordance with the provisions of this Agreement and the written policies of (i) the Board, (ii) any committees thereof and (iii) RGI, in each case, that are generally applicable to Board members.

(j)           As a condition precedent to the obligation of RGI to nominate or appoint any New Director or Replacement Director to the Board in accordance with the terms of this Agreement, RGI shall have received from any such New Director or Replacement Director a written irrevocable resignation as a director of RGI, to be accepted or rejected in the discretion of the Board, effective immediately upon the Resignation Date (a “Resignation Letter”), reasonably satisfactory in form and substance to RGI.  Each Resignation Letter shall agree and acknowledge that such Resignation Letter shall serve as such New Director’s or Replacement Director’s formal resignation delivered to RGI and that no additional agreement, notice or action shall be necessary to immediately effectuate such resignation in accordance therewith.

(k)           The parties agree that, except as expressly provided in this Section 1.2 or Section 1.3 of this Agreement, RGI shall not be required to nominate any New Director, any Replacement Director or any other person pursuant to this Agreement to stand for election at any annual meeting of RGI’s stockholders subsequent to the 2010 Annual Meeting.

(l)           No later than three (3) business days following the execution and delivery of this Agreement, Fund III, Cayman and Life Sciences shall file in the Chancery Court of the State of Delaware a stipulation of dismissal, in form and substance reasonably satisfactory to RGI, dismissing, with prejudice and without costs, the action styled Special Situations Fund III QP, L.P., Special Situations Cayman Fund L.P., and Special Situations Life Sciences Fund, L.P. v. Response Genetics, Inc., C.A. No. 5660-VCL.

Section 1.3.  Nominations for 2011 Annual Meeting.  (a)  No later than ten (10) days in advance of the commencement of the period under Article I, Section 6(C) of the Bylaws for a stockholder of RGI to submit notice of a director nomination for the 2011 Annual Meeting, RGI shall give written notice (a “Determination Notice”) to the SSF Parties if the Board determines not to nominate for election at the 2011 Annual Meeting all of the then incumbent New Directors or Replacement Directors (or any then proposed Replacement Director if the SSF Parties then have a right to propose a Replacement Director).  If the Nominating Committee does not timely deliver a Determination Notice to the SSF Parties for the 2011 Annual Meeting, then RGI shall be required to nominate all of the then incumbent New Directors or Replacement Directors (and any Replacement Director chosen in accordance with Section 1.2(f) of this Agreement if the SSF Parties then have a right to propose a Replacement Director) for election as directors at the 2011 Annual Meeting.

Section 1.4.  Board Size.  Prior to the Standstill Termination Date, other than to increase the size of the Board to nine (9) directors as provided herein, neither the Board nor RGI shall hereafter take any action to increase the size of the Board.

Section 1.5.  Observer Status.  Prior to the 2010 Annual Meeting, each of the New Directors (and any Replacement Director if applicable) shall have Board observer status and shall be entitled (i) to receive notice of all meetings of the Board and each Board committee and all Board and committee materials at the time members of the Board and any committees receive such notice and materials and (ii) to attend and participate in all meetings of the Board and Board committees; provided that only one of the New Directors and/or any Replacement Directors shall be entitled to attend any Board committee meetings.  For the avoidance of doubt, observer status shall not confer the status of a director of RGI nor shall it allow a Board observer to participate in any vote taken by the Board.

Section 1.6.  Board Committees.  Prior to the Resignation Date, at any time when one or more New Directors or Replacement Directors are serving on the Board, one New Director or Replacement Director shall be entitled to serve on each committee of the Board, other than any committee formed for the sole purpose of considering any Recusal Matter.

Section 1.7.  Restricted Activities; Voting Agreement.  (a)  From the date hereof through the Standstill Termination Date, no SSF Party shall, and each of the SSF Parties shall use all commercially reasonable efforts to cause each other member of the SSF Group not to, directly or indirectly, engage in any Restricted Activity.

(b)           From the date hereof through the Standstill Termination Date:

(i)           the SSF Parties shall, and shall cause each other member of the SSF Group as to which the SSF Parties have voting control over such other members’ Common Stock to, cause all shares of Common Stock beneficially owned by each of them to be present at the each of the 2010 Annual Meeting and the 2011 Annual Meeting for purposes of establishing a quorum and (x) to be voted for the nominees recommended by the Board (provided the Board’s director nominations conform to the requirements of this Agreement), (y) to be voted or not voted on all other proposals of the Board and any proposals by other stockholders of RGI not covered by clause (z) below as each such Person determines is appropriate, and (z) to be voted in accordance with the recommendation of the Board on any proposals with respect to an election of directors of any other stockholder of RGI that is proposing one or more nominees for election as director in opposition to the nominees of the Board at the 2010 Annual Meeting or the 2011 Annual Meeting, as the case may be;

(ii)           no later than five (5) business days prior to the 2010 Annual Meeting and the 2011 Annual Meeting, the SSF Parties shall, and shall cause each other member of the SSF Group as to which the SSF Parties have voting control over such other members’ Common Stock to, vote in accordance with this Section 1.7(b)(i); and

(iii)           the SSF Parties shall not, and shall cause each other member of the SSF Group not to, revoke or change any vote in connection with the 2010 Annual Meeting or the 2011 Annual Meeting unless such revocation or change is required or permitted in accordance with this Section 1.7(b)(i)(x) and (z).

Section 1.8.  Joint Press Release.  Promptly following the execution and delivery of this Agreement, RGI and the SSF Parties shall prepare and issue a joint press release in the form of Exhibit A hereto.  Thereafter, RGI and the SSF Parties shall use their reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statement about the execution or terms of this Agreement.

Section 1.9.  Mutual Non-Disparagement.  From the date hereof through the Standstill Termination Date, RGI and the SSF Parties shall not, RGI shall use all commercially reasonable efforts to cause each of its directors (other than any New Director or Replacement Director) and officers not to, and the SSF Parties shall use all commercially reasonable efforts to cause each other member of the SSF Group not to, make any public statement, written or oral (a) reasonably likely to be harmful to the other party or parties or its or their officers, directors or employees or to be injurious to the goodwill, reputation or business standing of the other party or parties and its or their officers, directors or employees or (b) that is disparaging or defamatory about RGI or any of the SSF Parties, as the case may be, or their respective officers, directors or employees.  For the avoidance of doubt, this Section 1.9 shall not preclude (x) any party or its representatives from (i) any good faith response to any inquiries under oath or in response to inquiry by a Governmental or Regulatory Authority or (ii) any notification to a Governmental or Regulatory Authority reporting a violation of applicable law, regulations or standards governed by such authority, if such notification is, upon advice of counsel, required by such Person to be so made, and provided that such Person uses reasonable best efforts to keep such notification confidential or (y) any director, in the exercise of his or her fiduciary duties, from making statements during meetings of the Board or any committees thereof of which he or she is a member, or in conversations with other directors.

Section 1.10.  Releases.  (a)    Except with respect to the performance and enforcement of this Agreement, RGI, on behalf of itself, its directors, officers, employees, representatives and agents (collectively, the “RGI Releasors”), does hereby, fully and forever, release and discharge the SSF Parties and their respective partners, members, directors, officers, employees, attorneys, representatives and agents (collectively, the “SSF Releasees”) from any and all actions, claims, complaints, rights or causes of action, debts, demands or suits of any kind or nature whatsoever, statutory, equitable or legal, foreseen or unforeseen, known or unknown, matured or unmatured that the RGI Releasors have, may have, or might claim to have against the SSF Releasees through the date hereof in connection with the 2010 Annual Meeting.

(b)           Except with respect to the performance and enforcement of this Agreement, each of the SSF Parties, on behalf of itself, its partners, members, directors, officers, employees, representatives and agents (collectively, the “SSF Releasors”), does hereby, fully and forever, release and discharge RGI and its directors, officers, employees, attorneys, representatives and agents (collectively, the “RGI Releasees”) from any and all actions, claims, complaints, rights or causes of action, debts, demands or suits of any kind or nature whatsoever, statutory, equitable or legal, foreseen or unforeseen, known or unknown, matured or unmatured that the SSF Releasors have, may have, or might claim to have against the RGI Releasees through the date hereof in connection with the 2010 Annual Meeting.

Section 1.11.  Covenant Not to Sue. Except with respect to the performance and enforcement of this Agreement, the SSF Parties, on the one hand, and RGI, on the other hand, agree, and the SSF Parties agree to use their reasonable best efforts to cause their Afffiliates, not to sue or otherwise commence or continue in any manner, directly or indirectly, any suit, claim, action, right or cause of action relating to any acts or omissions in connection with the 2010 Annual Meeting, including, without limitation, the nomination or election of directors, the solicitation of proxies or any acts or filings in connection therewith.

Section 1.12.  Change of Control Provisions.  At the first regularly scheduled Board meeting following the organizational meeting of the Board that follows the 2010 Annual Meeting, the Board shall discuss and consider its policy on change of control provisions in existing and future employment and compensatory agreements and plans.  Such discussion and consideration shall be assisted by the participation of outside counsel to RGI and shall take into account the practices and policies in public companies generally.  For purposes of existing change of control provisions in employment and compensatory agreements and plans, RGI agrees not to take the position in any litigation or otherwise that the New Directors or any Replacement Directors are not “Incumbent Directors.”

ARTICLE II

MISCELLANEOUS PROVISIONS

 Section 2.1.  Representations and Warranties.  Each of the parties hereto represents and warrants to the other parties that:

 (a)           such party has all requisite authority and power to execute and deliver this Agreement and to consummate the transactions contemplated hereby,

 (b)           the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all required action on the part of such party and no other proceedings on the part of such party are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby,

 (c)           the Agreement has been duly and validly executed and delivered by such party and constitutes the valid and binding obligation of such party enforceable against such party in accordance with their respective terms, and

 (d)           the execution, delivery and performance of this Agreement by it and the settlement of the Proxy Contest on the terms contained herein will not (i) conflict with or result in a breach or violation of (a) any of the terms and provisions of, or constitute a default under such party’s certificate of incorporation, bylaws or other organizational agreements or instruments, or (b) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over such party and its Affiliates or any of their respective assets or properties, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien, encumbrance, payment obligation or other adverse claim upon any of the properties or assets of such party or its Affiliates or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) under any agreement, plan, arrangement or understanding to which such party or any of its Affiliates is a party or by which such party or any of its Affiliates may otherwise be bound.

 Section 2.2.  Acknowledgment.  The parties hereto acknowledge, warrant and represent that they have carefully read this Agreement, understand it, have consulted with and received the advice of counsel regarding this Agreement, agree with its terms, are duly authorized to execute it and freely, voluntarily and knowingly execute it.

5852371.1

 Section 2.3.  General.

 (a)           This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and the respective successors, personal representatives and assigns of the parties hereto.

 (b)           This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemplated arrangements and understandings with respect thereto.

 (c)           This Agreement may be signed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same Agreement.

 (d)           All notices and other communications required or permitted hereunder shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, electronic mail, express delivery service or U.S. overnight mail, addressed to the party to be notified at the respective addresses set forth below, or at such other addresses which may hereinafter be designated in writing:

If to RGI:

Response Genetics, Inc.

1640 Marengo St., 6th Floor

Los Angeles, California  90033

Attention: Kathleen Danenberg, Chief Executive Officer

Fax No.: 626-628-3117

email: kdanenberg@responsegenetics.com

with copies to:

Response Genetics, Inc.
1640 Marengo St., 6th Floor
Los Angeles, California  90033
and
Response Genetics, Inc.
103 S. Carroll Street, Suite 2b
Frederick, Maryland  21701
      both
Attention: Denise McNairn, General Counsel
Fax No.: 301-644-1597
email: dmcnairn@responsegenetics.com

and

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attention:

Michael A. Schwartz
Fax No.: 212-728-9267
email: mschwartz@willkie.com

and

Steven A. Seidman
Fax No.: 212-728-9763
email: sseidman@willkie.com

If to the SSF Parties:

Special Situations Fund

527 Madison Avenue

Suite 2600

New York, New York 10022

Attention: David Sable, M.D.

Fax No.: 212-319-6405

email: dsable@ssfund.com

with a copy to:

Lowenstein Sandler PC

65 Livingston Avenue

Roseland, New Jersey 07068

Attention:

John D. Hogoboom

Fax No.: 973-597-2383

email: jhogoboom@lowenstein.com

and

Jeffrey M. Shapiro

Fax No.: 973-597-2471

email: jshapiro@lowenstein.com

 (e)           This Agreement and the legal relations hereunder between the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed therein, without giving effect to the principles of conflicts of law thereof.

(f)           Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid, but if any provision of this Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not render invalid or unenforceable any other provision of this Agreement.

(g)           It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved person will be irreparably damaged and will not have an adequate remedy at law.  Any such person, therefore, shall be entitled to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and, if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

(h)           Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(i)           Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America, in each case located in the County of New Castle, for any action, proceeding or investigation in any court or before any governmental authority arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any action, proceeding or investigation relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by registered mail to its respective address set forth in this Agreement shall be effective service of process for any action, proceeding or investigation brought against it in any such court.  Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, proceeding or investigation arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Delaware or the United States of America, in each case located in the County of New Castle, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, proceeding or investigation brought in any such court has been brought in an inconvenient forum.

[Remainder of page intentionally left blank.]

5852371.1

 IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first written above.

RESPONSE GENETICS, INC.

By:/s/ Kathleen Danenberg
Name:  Kathleen Danenberg
Title:    President and CEO

AWM INVESTMENT COMPANY, INC.

By: /s/ David M. Greenhouse
Name:  David M. Greenhouse
Title:    Authorized Signatory

L.S. ADVISERS, LLC

By: /s/ David M. Greenhouse
Name:  David M. Greenhouse
Title:    Authorized Signatory

MGP ADVISERS LIMITED PARTNERSHIP

By: /s/ David M. Greenhouse
Name:  David M. Greenhouse
Title:    Authorized Signatory

5852371.1

SPECIAL SITUATIONS CAYMAN FUND, L.P.

By: /s/ David M. Greenhouse
Name:  David M. Greenhouse
Title:    Authorized Signatory

SPECIAL SITUATIONS FUND III QP, L.P.

By: /s/ David M. Greenhouse
Name:  David M. Greenhouse
Title:    Authorized Signatory

SPECIAL SITUATIONS LIFE SCIENCES FUND, L.P.

By: /s/ David M. Greenhouse
Name:  David M. Greenhouse
Title:    Authorized Signatory

5852371.1

EXHIBIT A

PRESS RELEASE

5852371.1

FOR IMMEDIATE RELEASE
Investor Relations Contact:                                                                                     Media Relations Contact:
Peter Rahmer                                                                                     Barry Sudbeck
Trout Group                                                                                     Fleishman-Hillard
646-272-8526                                                                                     415-318-4261

RESPONSE GENETICS INC. SETTLES PROXY CONTEST WITH SPECIAL SITUATIONS FUND

LOS ANGELES, September 17, 2010 — Response Genetics, Inc. (Nasdaq: RGDX) announced that it has entered into an agreement with Special Situations Fund III QP, L.P., Special Situations Cayman Fund L.P, Special Situations Life Sciences Fund, L.P. and certain of their affiliates (collectively, “SSF”) to settle SSF’s proxy contest.  Under the terms of the settlement, SSF has agreed, among other things, to terminate its proxy solicitation and to vote for the election of a revised slate of director nominees which will include two outside directors previously nominated by SSF.  SSF has also agreed to certain standstill restrictions through the end of Response Genetics’ 2011 annual meeting of stockholders.  Pursuant to the settlement, a revised slate of nine nominees will be recommended for election at the 2010 annual meeting of stockholders.  The revised slate will consist of Kathleen Danenberg, President and Chief Executive Officer of the Company, Kirk C. Calhoun, Gary D. Nusbaum, Michael Serruya, David Smith, Jan Fagerberg, M.D., Ph.D., Michael Metzger, Richard van den Broek and David M. Wurzer.  Messrs. Van den Broek and Mr. Wurzer were previously nominated by SSF for election at the 2010 annual meeting.

Response Genetics also announced that it has postponed its 2010 annual meeting of stockholders in order to implement the terms of the settlement.  The new record date for stockholders entitled to vote at the meeting and the new meeting date will be announced in the near future.

Kathleen Danenberg, President and Chief Executive Officer of Response Genetics, stated: “We believe that the settlement of the proxy contest is in the best interest of the company and all of our stockholders, and the inclusion of board members with significant industry experience will create additional value for our stockholders.”

About Response Genetics, Inc.

Response Genetics Inc. (“RGI”) is focused on the development and sale of molecular diagnostic tests for cancer. RGI’s technologies enable extraction and analysis of genetic information from genes derived from tumor samples stored as formalin-fixed and paraffin-embedded specimens. In addition to diagnostic testing services, the Company generates revenue from the sales of its proprietary analytical pharmacogenomic testing services of clinical trial specimens to the pharmaceutical industry. RGI was founded in 1999 and its principal headquarters are located in Los Angeles, California. For more information, please visit www.responsegenetics.com.

Forward-Looking Statement Notice

Except for the historical information contained herein, this press release and the statements of representatives of RGI related thereto contain or may contain, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, projections, expectations and intentions, such as the ability of the Company  to continue to maintain its growth, the ability of the Company to successfully integrate the roles of operations, strategy and business development, , and other statements identified by words such as “projects,” “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans” or similar expressions.

These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties, including those detailed in the Company’s filings with the Securities and Exchange Commission. Actual results, including, without limitation, actual sales results, if any, or the application of funds, may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company undertakes no obligation to publicly update forward-looking statements, whether because of new information, future events or otherwise, except as required by law.